UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 17, 2014

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 (NO. 333-195965) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

4.1	—	Contingent Convertible Securities Indenture, dated as of November 20, 2013, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee (incorporated by reference to the Form F-3 (Registration No. 333-195645) filed with the Securities and Exchange Commission on May 2, 2014).

4.2	—	Third Supplemental Indenture, dated as of June 17, 2014, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee.

4.3	—	Fourth Supplemental Indenture, dated as of June 17, 2014, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee.

4.4	—	Fifth Supplemental Indenture, dated as of June 17, 2014, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee.

4.5	—	The form of Global Note for the £697,602,000 7.00% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2019 and Every Five Years Thereafter) (incorporated by reference to Exhibit A to Exhibit 4.2 above).

4.6	—	The form of Global Note for the €1,076,730,000 6.50% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2019 and Every Five Years Thereafter) (incorporated by reference to Exhibit A to Exhibit 4.3 above).

4.7	—	The form of Global Note for the $1,211,446,000 6.625% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2019 and Every Five Years Thereafter) (incorporated by reference to Exhibit A to Exhibit 4.4 above).

5.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to the validity of the securities.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the securities.

8.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to certain matters of U.S. taxation.

8.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to certain matters of United Kingdom taxation (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 17, 2014	By:	/s/ Patrick Gonsalves
		Name:	Patrick Gonsalves
		Title:	Deputy Secretary